Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup



03 DEC -5 7:21

Yorkshire Water PLC

KG Ref. No.490

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Kelda Group plc - STOCK EXCHANGE ANNOUNCEMENT.

Please note the attached Stock Exchange Announcement.


03037969

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Full Text Announcement

Company	Kelda Group PLC
TIDM	KEL
Headline	Interim Results
Released	07:01 4 Dec 2003
Number	PRNUK-0312


KeldaGroup

KELDA GROUP PLC

Interim Results Announcement

for the six months ended 30 September 2003

HIGHLIGHTS

* Group turnover from continuing operations increased 5.2% to £358.8m.
* Group operating profit from continuing operations increased 5.2% to £146.0m.
* Group profit before taxation and exceptional items increased 5.8% to £99.7m.
* Exceptional profit of £17.1m on sale of shares in Waste Recycling Group plc.
* Adjusted earnings per share (excluding deferred tax) increased 0.9% to 22.2p.
* Continued good performance from UK/US water businesses.
* Interim dividend increased to 8.10p (2002: 7.86p).

KEY FIGURES

	2003	2002	Increase
Group turnover from continuing operations	£358.8m	£341.2m	5.2%
Group operating profit from continuing operations	£146.0m	£138.8m	5.2%
Profit before taxation and exceptional items	£99.7m	£94.2m	5.8%
Adjusted earnings per share (excluding deferred tax)	22.2p	22.0p	0.9%
Interim dividend per share	8.10p	7.86p	3.0%

Commenting on the results, Kelda Chairman John Napier said:

'Kelda has made a good start to the year. Strong operational and financial performance in the Yorkshire Water business and solid performance in the US by Aquarion contributed to growth in operating profit of 5.2%'.

For further information contact

4 December	Martin Towers, Kelda Group	020 7560 2128
	David Trenchard/Tim Lynch, Tulchan Communications	020 7353 4200
After 4 December	Kelda Group Press Office	01274 692954

A copy of this preliminary results announcement will be available on the Kelda Group website from 8am this morning at www.keldagroup.com

CHAIRMAN'S STATEMENT

Kelda has made a good start to the year with a strong first half performance. Group profit before tax at £114.3 million was 21% ahead of prior year. This result benefited from an exceptional gain made on the disposal of our shareholding in Waste Recycling Group plc (WRG) of £14.6 million (net). More importantly the underlying performance of the continuing operations improved, mainly driven by a strong Yorkshire Water performance, with operating profit 5.2% up on prior year. EPS adjusted for exceptional items and deferred tax, is up 0.9% on a comparable basis. The interim dividend has been increased to

8.10p from 7.86p.

The group continues to benefit from the strategic focus on water and management focus on performance. This has seen the disposal of our shareholding in WRG and a closure of the small timber operations which were part of the US Aquarion water business. Yorkshire Water Projects also formally signed the MoD Aquatrine 'A' water contract which is one of the largest water contracts ever awarded in the UK, estimated to generate revenue of approximately £1 billion over 25 years.

Our continuing ambition to be placed in the top quartile for overall performance in the UK has led to a continuous review of our effectiveness across a wide range of activity from client service, operating and capital cost efficiencies, compliance and environmental performance and wider corporate and social responsibility objectives. Some of the noteworthy achievements by Yorkshire Water include -

* An industry leading performance in reducing operating expenditure in real terms since 1998/99.

* A second place ranking in Ofwat's annual overall performance assessments for the 2nd successive year.

* Successful investment in the development and implementation of information technology improving management operational information and customer support services which has been recognised externally by a national award for best use of technology for customer services.

* Continuing investment in management development and training for all employees to create a positive work environment focused on performance excellence and service delivery.

* Success in obtaining an interim price determination from Ofwat which covers the period from April 2003 to March 2005.

The separation of the chair and the executive has been successfully completed and the Board further strengthened with the appointment of Christopher Fisher as a non executive director. The Chief Executive, Kevin Whiteman, has developed a first class management team. Finance Director, Martin Towers, who joined the Board in March 2003 is now well established and there has been a general strengthening of the financial management function. There have been other planned senior management changes in the UK and US to accelerate best practice management across the group. The success of the company reflects the commitment of staff at all levels to work cohesively, seeking better ways of working to meet customer and stakeholder expectations.

The company is particularly pleased with its continued improvements in drinking water compliance and environmental outputs which has seen best ever river water and bathing beach standards. The company plans a zero incident culture to ensure that management and staff are focused at all times in these key areas. The fact that incidents do occur, linked with the move to the policy of 'name and shame' and the use of increased fines from regulatory agencies may attract more adverse publicity to these areas in the future, despite the company's track record of continuing improvement.

The dry weather conditions set some water management challenges which the company has successfully overcome by a combination of water resource and capacity management and reduced leakage levels. Although winter is now here, a further long period of low rainfall will set new challenges of water resource and river flow management as environmental and habitat factors have to be balanced with domestic and industry demand. These factors are under continuing review with the relevant regulatory agencies, but currently no water supply restrictions are foreseen for this or next year.

Given the interim price determination and our control of operating and capital performance we expect to maintain progress in the second half. The balance sheet of the company remains strong. The net proceeds after related borrowings of the sale of the non-water assets in WRG are in the process of being redistributed via a share buyback.

A start has been made to the process of the 2005 price review which should result with an Ofwat public announcement being made in November 2004 with respect to the regulatory decisions on prices for the period 2005-2010. In general there remains a positive industry, government, regulatory and stakeholder interface. There is general recognition of the issues and the importance of any future price determination to give the ability of the industry to finance future investment demands. Forecast capital expenditure levels remain high for the next regulatory period. There is a need to maintain and sustain essential infrastructure, deliver improvements in quality and environmental outputs on a sustainable basis. The effectiveness of the next price determination will depend on this balance being positively maintained.

In conclusion the company intends to maintain its focus strategy on water and water related activities. It has achieved commendable increases in all output areas, and has a well motivated and effective management team. We expect to set standards that will allow us to remain in the upper quartile of industry performance.

CHIEF EXECUTIVE'S REVIEW

Group financial performance

The group has made further progress during this period in enhancing operational and financial performance. Turnover from continuing operations increased by 5.2% to £358.8m (2002: £341.2m), with operating profit from continuing operations increasing by 5.2% to £146.0m (2002: £138.8m).

The improved results are largely driven by Yorkshire Water reporting an increase in turnover following the 6% price increase from April, a proportion of which results in improved profitability to help finance the ongoing capital expenditure programme.

The group's shareholding in WRG was disposed of during this period as commented upon in the Chairman's statement, realising £142.7m in cash net of expenses. The group's share of WRG's operating profit was £8.2m (2002: £7.6m) from turnover of £78.9m (2002: £69.1m) up to the point of sale. Arising from the disposal is an overall exceptional profit of £14.6m of which £17.1m arose from the sale of shares.

Net interest payable was little changed in this period at £54.5m (2002: £ 53.3m). The proceeds from the WRG disposal were received in August and had modest impact in this period upon the interest expense.

In summary, group profit before taxation of £114.3m (2002: £94.2m) includes a net exceptional profit of £14.6m (2002: Nil).

Taxation

The group's effective taxation charge of £17.9m (2002: £21.4m) has been calculated by considering the expected rate for the full year. A higher current tax charge of £13.8m (2002: £9.0m) arises from the higher level of profitability and the absence of a prior year credit. The deferred tax charge has fallen to £4.1m (2002: £12.4m) as a consequence of changes in discount rates.

Earnings per share

Basic earnings per share (EPS) has increased to 24.9p (2002: 18.8p) whilst adjusted EPS excluding exceptional items and deferred tax is 22.2p (2002: 22.0p). The relatively modest increase in adjusted EPS arises with the higher current tax charge this year.

Interim dividend

An interim dividend of 8.10p per share (2002: 7.86p) will be paid on 27 February 2004 to shareholders on the register on 23 January 2004, an increase in line with inflation. The full cost of the dividend will be met by Yorkshire Water.

Cash flow and net debt

Group net debt at 30 September 2003 of £1,565.2m is £155.2m below the 31 March 2003 figure of £1,720.4m following receipt of the WRG proceeds of a similar amount.

During this period the net cash inflow from operating activities was £244.4m (2002: £232.8m) helping to finance group capital expenditure of £156.7m (2002: £200.7m). Net interest payments on the group's debt were £61.3m (2002: £ 52.0m).

Towards the end of the period, a share buyback programme was carried out resulting in the purchase of 3.9m shares at an average price of 414.4p per share at a cash cost of £16.2m.

At 30 September 2003, balance sheet gearing declined to 47% from 50% at 31 March 2003, but is likely to increase over the next six months period in line with normal seasonal trends. With this low level of gearing by industry standards, the group remains soundly financed.

Yorkshire Water

Turnover increased by 5.3% to £300.7m (2002: £285.5m) following the interim price determination which became effective in April. Operating profit increased by 6.6% to £127.5m (2002: £119.6m). The company is on target to deliver £100m of operating cost and 10% capital cost out-performance in the current price determination period. The capital programme is on target and the company is on track to deliver all outputs within this current review period.

The company was once again ranked second in Ofwat's Overall Performance Assessment, which compares the levels of service provided by the UK's ten major water and sewerage companies. It was the second consecutive year Yorkshire Water had finished runner-up.

A separate report published by Ofwat showed that at the same time as delivering improvements in the company's all-round service offering, Yorkshire Water had managed to reduce total operating expenditure by 12% since 1998/99, the biggest reduction of all the UK's water and sewerage companies.

Ofwat also confirmed that the company had out-performed its leakage reduction target for the eighth year running. This continued reduction in leakage coupled with the Company's ability to manage water resources on a region-wide basis has ensured that security of water supply has been maintained during the extremely dry summer and autumn period. Water stocks, although lower than in an average year, remain robust and security of supply for the foreseeable future is assured. The Company does, however, take its environmental responsibilities very seriously and is in constant dialogue with the Environment Agency to ensure that if the long dry period continues, any actions required this winter will be taken to ensure that river flows will be protected next summer.

These operational improvements were matched by similar advances in the area of customer service. The new Integrated Customer and Operations Management (ICOM) system continued to deliver significant benefits, winning national and international acclaim. ICOM won the 'Best Use of Technology in Customer Service' category at the National Customer Service awards and beat off stiff competition from several multi-national companies in Europe, the Middle East and Africa to clinch the prestigious 'Gartner Customer Relationship Management (CRM) Excellence Award 2003'.

As well as winning recognition for good operational and customer service, Yorkshire Water's ongoing work to protect and enhance the environment was acknowledged by another of the industry's regulators, the Environment Agency (EA). The EA's 'Spotlight on Business Environmental Performance 2002' showed that Yorkshire Water had achieved 100% compliance with its discharge consents for the fourth time in five years.

Ongoing investment in Yorkshire's sewerage infrastructure and improved operating procedures ensured that Yorkshire Water was also one of only a handful of water and sewerage companies to show a year on year reduction in pollution incidents.

The Environment Agency went on to report a 9% increase since 1990 in the number of rivers in Yorkshire classified as 'good or fair'.

Fifteen of Yorkshire's twenty-two East Coast bathing waters also attained the EU's higher 'guideline' water quality standard, a record for the region.

During the first six months of the year Yorkshire Water spent £124.7m on improvements to the region's water and waste water services. The investment was targeted predominantly at relining and replacing underground water mains and upgrading sewer overflows.

In September, Yorkshire Water submitted to Ofwat its draft business plan for

the period 2005 to 2010 in which the company outlined its plans to invest a further £1.3 billion on improvements to assets and services. The strategy behind the plan is to provide a fair and balanced approach with the aim of providing best value to customers while securing the financial and operational sustainability of the business. Minimum price increases of 3.6% per annum above inflation would be needed to assist in funding the investment.

Constructive discussions are ongoing with Ofwat with a view to Yorkshire Water submitting its final business plan in April 2004. Ofwat will announce its final determination in November 2004.

Yorkshire Water Projects

The results of Yorkshire Water Projects are reported within other activities. The 25 year Aquatrine A contract to operate and maintain water and wastewater assets for over 1,100 Ministry of Defence sites commenced on 1 December as planned. Income attributable to associates and joint ventures has declined from last year due to the write off (in accordance with UITF 34) of bid costs associated with pre-qualifying for the Aquatrine bid.

The Aquatrine A contract, coupled with the existing provision of waste water treatment facilities in the Aberdeen area utilises the core skills of the group and fits comfortably into the strategy of focussing upon water and water related activities. The group will continue to explore opportunities in this area of business.

Aquarion

Turnover increased by 1.8% to £51.1m (2002: £50.2m) through a number of influences. Aquarion Services, the company's contract operations business, increased turnover following commencement of the new Bridgeport contract. The water businesses were adversely affected by cool and rainy weather conditions and their turnover was unchanged from the comparative period.

Turnover and operating profit growth were hindered by the weakness of the dollar with the results on translation into sterling being reported in this period at $1.62 by comparison with $1.51 in the comparative period.

Operating profit from continuing operations declined by £1.4m to £19.6m (2002: £21.0m), due to the weakness of the dollar on translation into sterling. The underlying performance in dollar terms was therefore stable.

During the period, the planned succession of senior management in the US took place. Charles Firlotte, who was originally Chief Operating Officer of Aquarion and has spent three years in the UK running Yorkshire Water's water

supply business, returned to the US as CEO of Aquarion. This succession will create even closer ties between the UK and US operations and facilitate further best practice transfer.

The company enhanced its customer service by the final implementation of its 'AquariOnline' electronic bill payment service that allows customers to enrol in the system, view and pay water bills directly via the Internet. Aquarion's water utility received its highest customer satisfaction ranking in a decade from the Connecticut economic regulatory authority that compiles such reports annually.

During this period the Timco US timber business was closed and its results are reported as a discontinued operation with turnover of £3.5m (2002: £5.6m) and a break-even result (2002: £0.1m loss). The company completed the sale of Timco's assets in October.

KeyLand Developments

Turnover for the first half at £1.3m, (2002: £0.8m), and operating profit at £ 0.5m, (2002: £0.3m), were both ahead of last year. These increases resulted from the disposal of an office building on the Midpoint development and from residential sales within a joint venture at Whitby. A second office building at Midpoint was successfully let to Loop during September.

Planning delays continue to affect the timing of sales. Further residential sales, together with a number of land disposals already in progress, are expected to underpin the second half results.

Loop Customer Management

Turnover increased to £9.1m in the period (2002: £8.5m), including £0.9m (2002 : £0.6m) from external contracts. Loop continues to attract interest from potential clients for their services. It is creating a distinctive reputation for quality customer service provision and is the only company in its sector to feature in the Sunday Times 100 Best Companies to Work For rankings.

Recently, agreement has been reached with one of the largest UK energy suppliers, to provide acquisition and retention services. This contract commenced in October 2003 and will expand to full operation in accordance with a build plan agreed with the client, which will ultimately result in Loop taking on 250 new members of staff to add to the 600 currently employed in the business.

Independent review report to Kelda Group plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 September 2003 which comprises the Group Profit and Loss Account, Group Balance Sheet, Group Cash Flow Statement, Group Statement of Total Recognised Gains and Losses, and the related notes 1 to 10. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial data and base thereon assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Accounting Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modification that should be made to the financial information as presented for the six months ended 30 September 2003.

Ernst & Young LLP

Leeds

4 December 2003

Group profit & loss account

Year ended 31 March 2003 £m		Note	Six months ended 30 September 2003 £m	Six months ended 30 September 2002 £m
838.1	Turnover: group and share of associates and joint ventures	2	445.0	419.1
(147.6)	Share of associates' and joint ventures' turnover		(82.7)	(72.3)
----			----	----
690.5	Group turnover		362.3	346.8
----			----	----
680.8	Continuing operations		358.8	341.2
9.7	Discontinued operations		3.5	5.6
----			----	----
265.3	Group operating profit		146.0	138.7
----			----	----
267.1	Continuing operations		146.0	138.8
(1.8)	Discontinued operations		-	(0.1)

		Note		
----			----	----
18.8	Share of associates' and joint ventures' operating profit		8.2	8.8
(7.0)	Share of associates' exceptional items		(2.5)	-
----			----	----
277.1	Operating profit: group and share of associates and joint ventures	2	151.7	147.5
(3.9)	Exceptional items	3	17.1	-
----			----	----
273.2	Profit on ordinary activities before interest		168.8	147.5
(98.1)	Net interest payable - group		(48.8)	(48.1)
(10.8)	- associates and joint ventures		(5.7)	(5.2)
----			----	----
164.3	Profit on ordinary activities before taxation		114.3	94.2
	Taxation on profit on ordinary activities			
(7.0)	- current taxation	5	(13.8)	(6.7)
(29.0)	- deferred tax	6	(4.1)	(12.4)
(2.0)	- share of associates and joint ventures	5	-	(2.3)
----			----	----
126.3	Profit on ordinary activities after taxation		96.4	72.8

		Note		
(0.2)	Equity minority interests		(0.1)	(0.2)
----			----	----
126.1	Profit attributable to shareholders		96.3	72.6
(100.8)	Dividends		(31.1)	(30.4)
----			----	----
25.3	Retained profit for the period		65.2	42.2
----			----	----
32.7p	Basic earnings per share	8	24.9p	18.8p
34.6p	Adjusted earnings per share	8	21.1p	18.8p
42.4p	Adjusted earnings per share (excluding deferred tax)	8	22.2p	22.0p
32.6p	Diluted earnings per share	8	24.8p	18.8p
26.05p	Dividends per share		8.10p	7.86p

Group balance sheet

At 31 March 2003		Note	At 30 September 2003	At 30 September 2002
£m			£m	£m
	Fixed assets			
243.8	Intangible assets		243.7	242.9
3,606.7	Tangible assets		3,646.5	3,513.7
118.6	Investments in associated undertakings and joint ventures		13.7	122.0

		Note		
19.5	Other investments		18.7	22.8
----			----	----
3,988.6			3,922.6	3,901.4
----			----	----
	Current assets			
1.5	Stocks		2.0	2.5
198.2	Debtors		202.1	206.9
328.0	Cash and short term deposits		443.4	123.0
----			----	----
527.7			647.5	332.4
(370.3)	Creditors: amounts falling due within one year		(384.6)	(461.2)
----			----	----
157.4	Net current assets (liabilities)		262.9	(128.8)
----			----	----
4,146.0	Total assets less current liabilities		4,185.5	3,772.6
(2,241.3)	Creditors: amounts falling due after more than one year		(2,215.2)	(1,865.6)
	Provisions for liabilities and charges			
(183.1)	- deferred tax	7	(186.3)	(166.7)
(3.7)	- other		(3.4)	(7.5)
----			----	----

1,717.9	Net assets	1,780.6	1,732.8
----		----	----
1,717.3	Equity shareholders' funds	1,780.0	1,732.2
0.6	Non-equity minority interests	0.6	0.6
----		----	----
1,717.9	Capital employed	1,780.6	1,732.8
----		----	----

Statement of group total recognised gains and losses

Year ended		Six months ended	
31 March 2003		30 September 2003	30 September 2002
£m		£m	£m
126.1	Profit attributable to shareholders	97.4	72.6
1.5	Exchange adjustments	(1.8)	(0.4)
----		----	----
127.6	Total recognised gains and losses relating to the period	95.6	72.2

Group cash flow statement

Year ended		Six months ended	
31 March		30 September 2003	30 September

2003 £m		Note	2003 £m	2002 £m
441.4	Net cash inflow from operating activities	9	244.4	232.8
2.5	Dividends received from associated undertakings		-	0.8
(82.1)	Returns on investments and servicing of finance		(61.3)	(52.0)
(34.4)	Taxation		(3.7)	(24.7)
(372.1)	Capital expenditure and financial investment		(156.7)	(200.7)
(76.3)	Acquisitions and disposals	10	142.3	(72.1)
(99.0)	Equity dividends paid		-	-
(189.8)	Management of liquid resources		(89.8)	15.8
347.6	Financing		(44.6)	43.4
----			----	----
(62.2)	Increase (decrease) in cash in the period		30.6	(56.7)
----			----	----

Analysis of movement in net debt

Year ended 31 March 2003	Six months ended 30 September 2003	30 September 2002
£m	£m	£m

(62.2)	Increase (decrease) in cash in the period	30.6	(56.7)
(2.6)	Decrease (increase) in short term debt	11.0	(69.7)
(341.1)	Decrease (increase) in long term debt	18.9	28.2
189.8	Increase (decrease) in liquid resources	89.8	(15.8)
(82.0)	Debt acquired with subsidiary undertakings	-	(81.9)
14.2	Currency translation differences	4.9	14.3
----		----	----
(283.9)	Movement in net debt in the period	155.2	(181.6)
(1,436.5)	Net debt at the beginning of the period	(1,720.4)	(1,436.5)
----		----	----
(1,720.4)	Net debt at the end of the period	(1,565.2)	(1,618.1)
----		----	----

Notes to the accounts

The figures for the year ended 31 March 2003 have been extracted from the statutory accounts which have been filed with the Registrar of Companies and which contained an unqualified audit report and did not include a statement under section 237 (2) or (3) of the Companies Act 1985. The financial information contained in the interim financial statements does not constitute statutory accounts as defined in section 240 of the Companies Act 1985.

The Interim Statement was approved by the board of directors on 4 December 2003.

1 Basis of Preparation

The interim results have been prepared using the accounting policies disclosed in the Annual Report and Accounts 2003.

2 Segmental analysis of turnover and operating profit

Turnover Operating profit

	Six months ended		Six months ended	
	30 September 2003	30 September 2002	30 September 2003	30 September 2002
	£m	£m	£m	£m
Water services				
- UK regulated	300.7	285.5	127.5	119.6
- US continuing operations	51.1	50.2	19.6	21.0
Other activities				
- group	7.0	5.5	1.3	0.6
- associates and joint ventures	1.8	3.2	-	1.2
Discontinued operations				
- group	3.5	5.6	-	(0.1)
- WRG (associate)	78.9	69.1	8.2	7.6
	----	----	----	----
	445.0	419.1	156.6	149.9
Corporate costs			(2.4)	(2.4)
	----	----	----	----
Total: group and share of associates and joint ventures (before exceptional items)	445.0	419.1	154.2	147.5
Exceptional items				
- Share of WRG exceptional items (discontinued associate)	-	-	(2.5)	-

	----	----	----	----
Total: group and share of associates and joint ventures	445.0	419.1	151.7	147.5

3 Non operating exceptional items

A profit of £17.1m arose in the period from the sale of the group's investment in Waste Recycling Group plc. No taxation arose on the sale.

An exceptional loss of £3.9m before tax (£3.0m after tax) was incurred in the year ended 31 March 2003 on the closure of Timco in the US.

4 Exchange rates

The results of the group's US operations have been translated using average exchange rates ruling during the period. The results of Aquarion have been translated using an average exchange rate of $1.62 to the pound (2002: $1.51). Exchange rates used to translate assets and liabilities at the balance sheet date were $1.66 (2002: $1.57).

5 Current taxation

		Six months ended	
		30 September 2003	30 September 2002
		£m	£m
UK Corporation tax charge		9.3	5.1
Overseas taxation	- current year	4.5	4.8
	- adjustments in respect of prior years	-	(3.2)
Associates and joint ventures		-	2.3
		----	----
		13.8	9.0

The group's current taxation charge comprises both mainstream corporation tax and overseas tax calculated at the estimated effective tax rates for the year.

6 Deferred tax

	Six months ended	
	30 September 2003	30 September 2002
	£m	£m
Full deferred tax charge	16.3	18.2
Discount	(12.2)	(1.6)
Deferred tax asset	-	(4.2)
	4.1	12.4

7 Deferred tax provision

	At 30 September 2003	At 30 September 2002
	£m	£m
At 1 April	183.1	149.9
Deferred tax charged to the profit and loss account	4.1	12.4
Acquisition of operations	-	6.2
Exchange difference	(0.9)	(1.8)

	----	----
Discounted provision for deferred tax	186.3	166.7
	----	----
Undiscounted provision for deferred tax	528.2	504.6
Discount	(341.9)	(337.9)
	----	----
Discounted provision for deferred tax	186.3	166.7
	----	----

8 Earnings per share

The weighted average number of shares used in the calculation of basic earnings per share (EPS) is 386.7m (2002: 385.8m) and of diluted EPS is 387.9m (2002: 386.9m).

Diluted EPS adjusts basic EPS for the effect of the exercise (at their option price) of all dilutive outstanding share options under the group's sharesave schemes.

Adjusted EPS is considered by the directors to give a better indication of the group's underlying performance, and is adjusted for exceptional items (net of tax). Adjusted EPS is also presented excluding the charge for deferred tax.

9 Reconciliation of operating profit to net cash inflow from operating activities

	Six months ended	
	30 September 2003	30 September 2002
	£m	£m
Group operating profit	146.0	138.7
Depreciation	77.9	71.4
Amortisation of goodwill	0.5	0.5

Release of grants and contributions	(1.7)	(1.6)
Exchange and other adjustments	10.9	19.2
(Increase) decrease in stocks	(0.4)	0.6
Increase in debtors	(20.9)	(4.6)
Increase in creditors	32.1	8.6
	----	----
Net cash inflow from operating activities	244.4	232.8
	----	----

10 Acquisitions and disposals

	Six months ended	
	30 September 2003	30 September 2002
	£m	£m
Payments relating to acquisitions of subsidiary undertakings	(0.4)	(78.1)
Net cash acquired with subsidiary undertakings	-	2.0
Receipts from sale of operations	142.7	4.0
	----	----
Net cash inflow/outflow for acquisitions and disposals	142.3	(72.1)
	----	----

ENDS

END

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